555 West Adams Street Chicago, IL 60661 transunion.com

May 16, 2013

Via EDGAR Correspondence

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Re:	TransUnion Holding Company, Inc.

Forms 10-K and 10-K/A

Filed February 25, and April 8, 2013

File No. 333-182948

TransUnion Corp.

Form 10-K

Filed February 25, 2013

File No. 333-172549

Dear Mr. Spirgel:

This letter is the response of TransUnion Holding Company, Inc. (“TransUnion Holding”) and TransUnion Corp. (“TransUnion Corp.”) to the comment letter issued by your office dated May 1, 2013, with respect to the TransUnion Holding and TransUnion Corp. Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) and the TransUnion Holding amended Annual Report on Form 10-K/A (the “Form 10-K/A”). We have printed your comments below in bold type, followed in each case by our response.

Form 10-K for the Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm, pages 67 and 74

1.	Please amend to include signed auditors reports as required by Rule 2-02(a)(2) of Regulation S-X. In addition, disclose TransUnion Holding Company, Inc.’s date of inception.

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

May 16, 2013

In connection with the audit of our financial statements for the year ended December 31, 2012, our independent accounting firm provided signed originals of their auditor reports, as required. The signatures were inadvertently dropped during the transmission and conversion process with our financial printer and were not reflected in the version filed with the Commission via EDGAR. We will include the signed auditor reports, along with a reference to TransUnion Holding’s date of inception, in the amendment to our 2012 Form 10-K referred to in response 2 below.

Form 10-K/A for the Year Ended December 31, 2012

Exhibit 99.1

Trans Union De Mexico, S.A. Sociedad De Informacion Crediticia and Subsidiary

Report of Independent Auditors, page 3

2.	Please amend to include an accountants’ report for audits that were conducted in accordance with either the standards of the Public Company Accounting Oversight Board (United States) or in accordance with United States generally accepted auditing standards, as required by Rule 2-02 of Regulation S-X.

The audited financial statements of Trans Union de Mexico, S.A., Sociedad de Informacion Crediticia and Subsidiary (“Trans Union de Mexico”) and related Report of Independent Auditors included in the Form 10-K/A reflect our good faith effort to comply with the requirements of Rule 3-09 of Regulation S-X, including paragraph 3-09(d) with respect to financial statements of a foreign business. We will amend our 2012 Form 10-K to include an accountants’ report indicating that the audit was conducted in accordance with U.S. generally accepted auditing standards. In this regard, please note that Trans Union de Mexico’s fiscal year ended on December 31, 2012. Accordingly, we will file the amendment to our 2012 Form 10-K on or prior to June 30, 2013, in accordance with paragraph 3-09(b)(2) of Regulation S-X.

Exhibit 99.2

Report of Independent Auditors, page 1

3.	Please amend to include an accountants’ report for audits that were conducted in accordance with either the standards of the Public Company Accounting Oversight Board (United States) or in accordance with United States generally accepted auditing standards, as required by Rule 2-02 of Regulation S-X.

The audited financial statements of Credit Information Bureau (India) Limited (“CIBIL”) and related Auditors’ Report included in the Form 10-K/A reflect our good faith effort to comply with the requirements of Rule 3-09 of Regulation S-X, including paragraph 3-09(d) with respect to financial statements of a foreign business. We will amend our 2012 Form 10-K to include an accountants’ report indicating that the audit was conducted in accordance with U.S. generally accepted auditing standards. In this regard, please note

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

May 16, 2013

that CIBIL’s most recent fiscal year ended on March 31, 2013. Accordingly, while paragraph 3-09(b)(2) of Regulation S-X requires us to file CIBIL’s audited financial statements on or prior to September 30, 2013, we currently intend to include them in the amendment to our 2012 Form 10-K referred to in response 2 above on or prior to June 30, 2013.

4.	Further, we note that the financial statements for Credit Information Bureau (India) Ltd. (CIBIL) for the two years ended March 31, 2012 antecede TransUnion Holding Company, Inc.’s April 30, 2012 acquisition of CIBIL. We refer you to the letter dated March 28, 2013 provided by Ms. Jill Davis, Associate Chief Accountant, Office of Chief Accountant, Division of Corporation Finance, to Mr. Gordon Schaechterle, SVP and Chief Accounting Officer of TransUnion Holding Company, Inc. Please amend to include “separate audited financial statements of CIBIL for the period ended December 31, 2012. Otherwise please advise.

As indicated in our letter to the Office of the Chief Accountant dated March 25, 2013, requesting relief from the requirement to include a reconciliation from India GAAP to U.S. GAAP in the separate financial statements for CIBIL included in our 2012 Form 10-K, CIBIL’s fiscal year ends on March 31 of each year. As of the filing date for our 2012 Form 10-K, and as reflected in our March 25, 2013 letter, the only audited financial statements that were available for CIBIL were for the fiscal year ended March 31, 2012. We interpreted the letter dated March 28, 2013 provided by the Office of the Chief Accountant as granting the relief requested and, accordingly, included CIBIL’s March 31, 2012 audited financial statements in the Form 10-K/A. We acknowledge that Rule 3-09 of Regulation S-X provides that the required separate financial statements must be as of the same dates and for the same periods as the audited consolidated financial statements of the registrants “insofar as practicable.” As indicated previously, however, we do not control CIBIL and cannot require CIBIL to prepare and provide for filing audited financial statements as of a date other than CIBIL’s fiscal year end. As indicated in response 3 above, we currently intend to include CIBIL’s March 31, 2013, audited financial statements and accountants’ report in an amendment to our 2012 Form 10-K on or prior to June 30, 2013. The financial statements included for the comparable prior periods – i.e., CIBIL’s March 31, 2012 balance sheet and statements of profit and loss and cash flows for the years ended March 31, 2012 and 2011 – will be unaudited.

*  *  *  *  *

In connection with the responses provided above, TransUnion Holding and TransUnion Corp. hereby acknowledge that:

•	TransUnion Holding and TransUnion Corp. are responsible for the adequacy and accuracy of the disclosure in the filings referred to above;

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

May 16, 2013

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings referred to above; and

•

neither TransUnion Holding nor TransUnion Corp. may assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses contained in this letter or the referenced filings, please contact me at (312) 985-2700 or Mick Forde, Vice President – Corporate Law at (312) 985-3189.

Sincerely,

/s/ GORDON E. SCHAECHTERLE

Gordon E. Schaechterle

Senior Vice President and Chief Accounting Officer